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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. #3 )*

eLoyalty Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
290151307
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPY TO:

Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street, Palo Alto, CA 94301
May 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,220,749 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,220,749 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,220,749 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 1,501,673 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		83,508 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		83,508 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

83,508 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 56,516 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,304,257 SHARES OF COMMON STOCK(A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,304,257 SHARES OF COMMON STOCK(A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,304,257 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 1,558,189 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV III (GP)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,657 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,657 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,657 SHARES OF COMMON STOCK(A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 2,285 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		17,376 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,376 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,376 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 10,852 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV III (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		461,840 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,840 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

461,840 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 288,422 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV III STRATEGIC PARTNERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		20,908 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,908 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,908 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 13,057 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		503,781 SHARES OF COMMON STOCK(A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		503,781 SHARES OF COMMON STOCK(A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

503,781 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 314,616 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,808,038 SHARES OF COMMON STOCK(A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,808,038 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0-SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,808,038 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 1,872,805 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,808,038 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,808,038 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0-SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,808,038 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 1,872,805 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: HENRY J. FEINBERG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		104 SHARES OF COMMON STOCK (B)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		104 SHARES OF COMMON STOCK (B)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,220,853 SHARES OF COMMON STOCK (A) (B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes shares of Series B Preferred Stock immediately convertible into 1,501,673 shares of Common Stock.
(B) Includes options issued under the 1999 Stock Incentive Plan and held directly by the Henry J. Feinberg Trust dated 3/28/97 of which Reporting Person is the sole trustee and that are immediately exercisable for 104 shares of Common Stock.

Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of eLoyalty Corporation, a Delaware corporation (“eLoyalty” or the “Company”). The Company’s principal executive offices are located at 150 Field Drive, Suite 250, Lake Forest, Illinois 60045.
Item 2. Identity and Background.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV III (GP), a Delaware general partnership (“TCV III (GP)”), (5) TCV III, L.P., a Delaware limited partnership (“TCV III”), (6) TCV III (Q), L.P., a Delaware limited partnership (“TCV III (Q)”), (7) TCV III Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners III”), (8) Technology Crossover Management III, L.L.C., a Delaware limited liability company (“Management III”), (9) Jay C. Hoag (“Mr. Hoag”), (10) Richard H. Kimball (“Mr. Kimball”) and (11) Henry Feinberg (“Mr. Feinberg”). TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag, Mr. Kimball and Mr. Feinberg are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III are each principally engaged in the business of investing in securities of the Company and other companies. Management IV is the general partner of TCV IV and Strategic Partners IV. Management III is the managing general partner of TCV III (GP) and the sole general partner of TCV III, TCV III (Q) and Strategic Partners III. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III and Management III is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management III. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of Management IV, Management III and related entities. The business address of each of Mr. Hoag and Kimball is 528 Ramona Street, Palo Alto, California 94301.
Mr. Feinberg is a director of the Company and an Assignee of Management IV. Mr. Feinberg is a United States citizen, and the present principle occupation or employment of Mr. Feinberg is as an Assignee of Management IV. The business address of Mr. Feinberg is 528 Ramona Street, Palo Alto, CA 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag, Mr. Kimball or Mr. Feinberg has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not Applicable
Item 4. Purpose of Transaction.
The Reporting Persons acquired their shares of Company capital stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.
(d) Effective May 17, 2007, Mr. Feinberg replaced Mr. Hoag on the Board of Directors for eLoyalty Corporation.
Item 5. Interest in Securities of the Issuer.
(a), (b). As of the close of business on May 17, 2007, TCV IV, Strategic Partners IV, TCM IV, TCV III (GP), TCV III, TCV III (Q) Strategic Partners III, TCM III, Hoag, Kimball and Feinberg owned directly and/or indirectly an aggregate of 2,808,035 shares as follows:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares (*)
TCV IV	2,220,749	(1)	20.5%
Strategic Partners IV	83,508	(2)	Less than 1%
TCM IV	2,304,257	(3)	21.1%
TCV III (GP)	3,657	(4)	Less than 1%
TCV III	17,376	(5)	Less than 1%
TCV III (Q)	461,840	(6)	4.8%
Strategic Partners III	20,908	(7)	Less than 1%
TCM III	503,781	(8)	5.2%
Mr. Hoag	2,808,038	(9)	25.0%
Mr. Kimball	2,808,038	(10)	25.0%
Mr. Feinberg	2,220,853	(11)	20.5%

(*)	All percentages in this table are based on (i) 9,349,149 shares of Common Stock outstanding on May 1, 2007 as reported on the 10Q of the Company filed with the Securities and Exchange Commission on May 10, 2007.

(1)	Includes Series B Preferred Stock immediately convertible into 1,501,673 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 56,516 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 1,558,189 shares of Common Stock.

(4)	Includes Series B Preferred Stock immediately convertible into 2,285 shares of Common Stock.

(5)	Includes Series B Preferred Stock immediately convertible into 10,852 shares of Common Stock.

(6)	Includes Series B Preferred Stock immediately convertible into 288,422 shares of Common Stock.

(7)	Includes Series B Preferred Stock immediately convertible into 13,057 shares of Common Stock.

(8)	Includes Series B Preferred Stock immediately convertible into 314,616 shares of Common Stock.

(9)	Includes Series B Preferred Stock immediately convertible into 1,872,805 shares of Common Stock.

(10)	Includes Series B Preferred Stock immediately convertible into 1,872,805 shares of Common Stock.

(11)	Includes Series B Preferred Stock immediately convertible into 1,501,673 shares of Common Stock and options issued under the 1999 Stock Incentive Plan and held directly by the Henry J. Feinberg Trust dated 3/28/97 of which Reporting Person is the sole trustee and that are immediately exercisable into 104 shares of Common Stock.
Each of TCV IV and Strategic Partners IV has the sole power to dispose or direct the disposition of the shares held by it and to direct the vote of such shares. Management IV is the sole general partner of TCV IV and Strategic Partners IV and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the shares held by such entities and to direct the vote of such shares. Management IV disclaims beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of its pecuniary interest therein.
Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to dispose or direct the disposition of the shares held by it and to direct the vote of such shares. Management III is the managing general partner of TCV III (GP) and the sole general partner of each of TCV III, TCV III (Q) and Strategic Partners III and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the shares held by such entities and to direct the vote of such shares. Management III disclaims beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management III and Management IV. Under the operating agreements of Management III and Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management III and Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Shares held by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and the shared power to direct the vote of such Shares. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of their pecuniary interest therein.

Mr. Feinberg is an Assignee of Management IV, has an economic interest in TCM IV and, as a result, has a pecuniary interest in the shares held by TCV IV, L.P. Mr. Feinberg does not have voting or dispositive power over the shares held by TCV IV. Mr. Feinberg disclaims beneficial ownership of the shares held by TCV IV except to the extent of his pecuniary interest therein. Mr. Feinberg also has the sole power to dispose of and direct the disposition of the shares of Common Stock received upon exercise of the options held by the Henry J. Feinberg Trust dated 3/28/97 and the sole power to direct the vote of the shares of Common Stock received upon exercise of the options held by the Henry J. Feinberg Trust dated 3/28/97.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). On May 17, 2007, Mr. Feinberg received a grant of 5,000 options issued under the 1999 Stock Incentive Plan at an exercise price of $23.35 per share.
Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as set forth herein and in the Reporting Persons’ statement on Schedule 13D with respect to the Company’s securities, filed on December 31, 2001, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships (legal or otherwise) concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Certificate of Designations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 3
Form of Amended and Restated Investor Rights Agreement, dated as of December 19, 2001 (incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 4
Amendment to Rights Agreement, dated as of September 24, 2001, between eLoyalty Corporation and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 5
Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated herein by reference to Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

Exhibit 6
Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated herein by reference to Exhibit C to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on December 5, 2001).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2007

TCV IV, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III (GP)

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III, L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III (Q), L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory

HENRY FEINBERG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Certificate of Designations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 3
Form of Amended and Restated Investor Rights Agreement, dated as of December 19, 2001 (incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 4
Amendment to Rights Agreement, dated as of September 24, 2001, between eLoyalty Corporation and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.2 to the Report on Form 8-K of eLoyalty Corporation dated September 25, 2001).

Exhibit 5
Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated herein by reference to Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

Exhibit 6
Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated herein by reference to Exhibit C to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on December 5, 2001).

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of eLoyalty Corporation, a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 5th day of June 2007.

TCV IV, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management IV, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III (GP)

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III, L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III STRATEGIC PARTNERS, L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TCV III (Q), L.P.

By: Technology Crossover Management III, L.L.C.
Its: General Partner

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Attorney in Fact

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
His: Authorized Signatory